                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                         (Amendment No.        )*
                                         _____



                The Louisiana Land and Exploration Company
          _______________________________________________________
                             (Name of Issuer)


                               Capital Stock
          _______________________________________________________
                      (Title of Class of Securities)


                                 54626810
          _______________________________________________________
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement / X /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 5 Pages

CUSIP No. 54626810                 13G             Page  2  of  5  Pages
          __________                                    ___    ___

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Metropolitan Life Insurance Company
     (I.R.S. No. 13-5581829)

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
     (a) Not applicable.                                    (b) / /
     (b) Not applicable.

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OR ORGANIZATION
     New York

                    5    SOLE VOTING POWER
                         1,898,650
    NUMBER OF
     SHARES
  BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY             None
      EACH
    REPORTING
     PERSON
      WITH          7    SOLE DISPOSITIVE POWER
                         2,041,650

                    8    SHARED DISPOSITIVE POWER
                         None


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     See response to Item 7 above.

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.16%

12   TYPE OF REPORTING PERSON
     IC HC IA

                                                          Page 3 of 5 Pages

Item 1(a) Name of Issuer:  The Louisiana Land and Exploration Company

Item 1(b) Address of Issuer's Principal Executive Offices:
     909 Poydras Street, New Orleans, LA 70112.

Item 2(a) Name of Person Filing:
     Metropolitan Life Insurance Company ("Metropolitan")
     By Jane C. Weinberg, Associate General Counsel.

Item 2(b) Address of Principal Business Office:
     One Madison Avenue, New York, New York 10010.

Item 2(c) Citizenship:  a New York corporation.

Item 2(d) Title of Class of Securities:  Capital Stock

Item 2(e) CUSIP No. 54626810

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-1(b), check whether the person filing is a:

     (a) [ ]   Broker or Dealer registered under Section 15
of the Act.

     (b) [ ]   Bank as defined in Section 3(a)(6) of the
Act.

     (c) [X]   Insurance Company as defined in Section 3(a)(19) of the Act.


     (d) [ ]   Investment Company registered under Section 8 of the
Investment Company Act.

     (e) [X]   Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940.

     (f) [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

     (g) [X]   Parent Holding Company, in accordance with Section
240.13d-1(b)(ii)(G).

     (h) [ ]   Group, in accordance with Section 240.13d-1(b)(ii)(H).

                                                          Page 4 of 5 Pages

Item 4. Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceed five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned: 2,041,650

     (b)  Percent of Class:  6.16%

     (c)  Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:  1,898,650

        (ii)   shared power to vote or to direct vote: None.

       (iii) sole power to dispose or direct the disposition of: See response to item 4(a) hereof.

        (iv)   shared power to dispose or to direct the disposition of:
None.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than 5 Percent on Behalf of Another Person. Metropolitan Life Insurance Company is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 to Metropolitan Series Fund, Inc. whose portfolio includes 7,900 shares of the securities reported upon in item 4(a) hereof. This amount is less than 5% of the Issuer's outstanding securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
State Street Research and Management Company, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act, is the beneficial owner of 2,026,550 shares of the securities reported upon in item 4(a) hereof.

Item 8.   Identification and Classification of Members of the Group.  Not
Applicable.

Item 9.   Notice of Dissolution of Group.  Not Applicable.

                                                          Page 5 of 5 Pages

Item 10. Certification. By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 9, 1994

     METROPOLITAN LIFE INSURANCE COMPANY


     By   /s/ Jane C. Weinberg
          _________________________________
          Jane C. Weinberg
          Associate General Counsel